El Pollo Loco Holdings, Inc.

3535 Harbor Blvd., Suite 100

Costa Mesa, California 92626

July 22, 2014

Re:	El Pollo Loco Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
Registration File No. 333-197001

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Daylight Time on July 24, 2014 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

EL POLLO LOCO HOLDINGS, INC.

By:	/s/ Edith R. Austin
Name: Edith R. Austin
Title: Corporate Secretary

[Signature Page to Acceleration Request]